U.S. Securities and Exchange Commission

September 28, 2022

September 28, 2022

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Cline

        Robert Telewicz

        Brigitte Lippmann

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)
Registration Statement on Form F-4 Amendment No. 1
Submitted September 23, 2022
CIK No. 0001909417

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2022, relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-4 that was submitted to the Commission by the Company on September 23, 2022 (the “Registration Statement”) and the subsequent discussions held thereafter.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment.

Please note that our responses below, insofar as relevant information relates to BOA Acquisition Corp., a Delaware corporation (“BOA”), or matters arising from BOA’s participation in the preparation of the Registration Statement, are based on our discussions with and information received from BOA or its counsel, King & Spalding, LLP, who have similarly participated in the preparation and review of this response letter.

May the Sponsor and the other Initial Stockholders purchase public shares..., page 17

1.

We note your response to comment 4. However, your disclosure still states that “the Initial Stockholders, Selina and/or its affiliates may enter into transactions with investors and others to provide them with incentives to acquire shares of BOA Class A Common Stock or vote their shares in favor of the Business Combination Proposal.” Please revise.

Response: The company respectfully advises the Staff that the Company intends to modify its current disclosure in its filing of Amendment No. 2 to the Registration Statement on Form F-4.

Key Metrics, page 194

2.

Please refer to the responses to comments 1 and 2. Please balance your disclosure of open bedspaces by including disclosure of out of order bedspaces as of the same date. Similarly, please also include occupancy and total revenue per bedspace measures that have as their denominator total open bedspaces (including out-of-order beds).

Response: The Company has considered the Staff’s comment and respectfully advises the Staff that it believes that including out-of-order beds within the definition of open bedspaces for purposes of calculating the Company’s occupancy and total revenue per bedspace measures would create confusion for investors, as the Company would be presenting two occupancy metrics and two revenue per bedspace metrics (one including and the other excluding out of order beds).

Additionally, with respect to adding “out of order bedspaces” as of the same date provided for open bedspaces, the Company respectfully advises the Staff that, as disclosed in the Registration Statement, bedspace is a static capacity measure, and not one reflecting actual capacity in a given period or on a given date.

U.S. Securities and Exchange Commission

September 28, 2022

For the reasons set forth above, the Company respectfully advises the Staff that it intends to remove the concept of out-of-order beds entirely from its key metrics, and, instead, calculate Occupancy with total open beds as the denominator. The Company believes this will provide more meaningful and clear information for investors. The resulting key metrics would be presented as follows:

Open bedspaces (at December 31)	23,408	18,411
Open beds (at December 31)	18,438	16,138
Average daily open beds	16,017	14,481
Occupancy rate	32.9%	19.6%
Total daily revenue per occupied bed (TRevPOB)	$45.86	$34.03
Total daily revenue per occupied bedspace (TRevPOBs)	$35.13	$29.69
Total revenue per bedspace	$4,433	$2,146

Based on the foregoing, the Company intends to modify the disclosures in the Registration Statement as set forth on Annex A attached hereto.

Non-IFRS Financial Measures, page 203

3.

We have considered your response to our prior comment 5 in your response letter dated August 9, 2022. We note that your non-IFRS measures of Adjusted EBITDA and Unit- Level Operating Profit/(Loss) both include an adjustment for rent payments. Please address the following points with respect to your measures:

•	Please revise your calculation of adjusted EBIDTA to remove the rent payment adjustment.

•

Please provide us with an analysis of why you believe excluding rent payments from unit level operating profit/loss measure provides meaningful information to investors. Your response should address (1) why you believe a rent payment adjustment is need to arrive at a measure of until level operating profit and (2) how you determined the rent adjustment should be comprised of current period lease payments rather than lease related expenses that are reflected on your income statement.

•	Please revise to clarify why the unit level operating profit/loss measures in this table do not agree the same titled combined measures in the Segment Reporting footnote on page F-39.

Response: The Company has carefully considered the Staff’s comments and has revised its definition of Adjusted EBITDA to remove the Rent Payment Adjustment.

The Company has also reconsidered the Unit Level Operating Profit (Loss) metric in the Non-IFRS Measures table set forth on page 204 of the Registration Statement, and the discrepancy with the Segment Reporting footnote of the Consolidated Financial Statements on page F-39 of the Registration Statement caused by the fact that the latter reflects information that is reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to its operating segments and assess their performance. The Company has concluded that in order to avoid confusion between the two metrics, the Company will remove Unit Level Operating Profit (Loss) in the non-IFRS financial measures section of the Registration Statement.

Based on the foregoing, the Company intends to modify the disclosures in the Registration Statement as set forth on Annex B attached hereto.

U.S. Securities and Exchange Commission

September 28, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak
Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC
Jon Grech, Selina Hospitality PLC
Zachary Davis, King & Spaulding LLP

U.S. Securities and Exchange Commission

September 28, 2022

Annex A

Key Metrics

Metric		2021	2020
	Open bedspaces (at December 31)	23,408	18,411
	Open beds (at December 31)	18,438	16,138
	Average daily open beds	16,017	14,481
	Occupancy rate	32.9%	19.6%
	Total daily revenue per occupied bed (TRevPOB)	$45.86	$34.03
	Total daily revenue per occupied bedspace (TRevPOBs)	$35.13	$29.69
	Total revenue per bedspace	$4,433	$2,146

Number of Open Bedspaces, Open Beds and Average Daily Open Beds

The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric used by Selina to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m2 of accommodation (sleeping room) area in a property equals one bedspace. Selina’s rooms are designed to be convertible into different modalities and with distinct bed configurations. Selina offers “Standard” accommodations with one double bed, “Twins” accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to 8 people. At the discretion of property managers, the double bed in a “Standard” accommodation can be replaced with a bunk bed for 8 guests, for example. Accordingly, Selina’s management views the number of bedspaces, instead of the number of physical beds, to give a static measure of property capacity at a given point in time because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As Selina properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

Given that a majority of Selina’s revenues are derived from the sale of rooms or individual beds which are represented by bedspaces, Selina’s management views the number of open bedspaces and the number of open beds as the most important drivers and indicators of Selina’s revenue and as key indicators of Selina’s scale.

At December 31, 2021, Selina had approximately 23,408 open bedspaces, compared to 18,411 open bedspaces at December 31, 2020, which represents a 27% increase in open bedspaces on a year-over-year basis. Selina had approximately 18,438 open beds at December 31, 2021 compared to approximately 16,138 open beds at December 31, 2020, representing an increase of 14.3% on a year-over-year basis. These increases were a result of the opening of 19 new Selina locations during the period.

Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodations capacity and is used in the calculation of occupancy rate.

For FY 2021, Selina had 16,017 average daily open beds compared to 14,481 average daily open beds in FY 2020, a 10.6% increase year-over-year. This increase was a result of the opening of 19 new Selina locations.

U.S. Securities and Exchange Commission

September 28, 2022

Occupancy Rate, Total Daily Revenue Per Occupied Bed and Total Daily Revenue Per Occupied Bedspace

Selina’s management views occupancy rate, total daily revenue per occupied bed (TRevPOB) and total daily revenue per occupied bedspace (TRevPOBs) as key indicators of revenue, as Selina believes that these metrics measure Selina’s ability to attract guests and guests’ spending on property, which in turn directly relate to Selina’s revenue and financial performance.

Selina defines its occupancy rate as the number of beds sold divided by the total number of open beds, over any given period.

Selina defines TRevPOB as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in Selina’s business as a result from the Company’s ability to change room and bed configurations based on demand.

Selina defines TRevPOBs as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

For FY 2021, Selina’s occupancy rate was 32.9%, compared to 19.6% for FY 2020, which represents approximately a 68.3% increase in occupancy rate during FY 2021 as compared to FY 2020. This increase was a result of increased customer demand and recovery from COVID-19 in FY 2020 offset by the opening of 19 new Selina locations and the addition of 4,997 open bedspaces during the period.

For FY 2021, Selina’s TRevPOB was $45.86, compared to $34.03 for FY 2020, which represents approximately a 34.8% increase during FY 2021 as compared to FY 2020. For FY 2021, Selina’s TRevPOBs was $35.13, compared to $29.69 for FY 2020, which represents approximately a 22.7% increase during FY 2021 as compared to FY 2020. These increases were a result of a shift in Selina’s portfolio composition toward developed markets. Of the 19 new locations opened in FY 2021, 11 locations are situated in developed markets where Selina was able to achieve higher average room rates, F&B revenue and other products revenue.

Total Revenue Per Bedspace

Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of bedspaces available for sale at the beginning and end of that period. This measure is sensitive to occupancy, as it reflects total revenue for all bedspaces, not only the ones that were sold and occupied. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time as well as providing an indication of future revenue potential as the Company continues to grow total bedspaces.

Several factors may explain period-to-period total revenue per bedspace variances:

•

New Selina locations/additional bedspaces typically take several months to achieve mature occupancy rates as hotels stabilize and drive organic bookings. As a result, if a period has a significant increase in bedspaces, this may reduce total revenue per bedspace.

•

Market mix and the composition of Selina’s portfolio based on geographic locations can impact Selina’s overall total revenue per bedspace. Due to factors such as maturity of the tourism market, as well as local disposable incomes, certain developed markets, such as Israel, European countries, or the United States, typically earn higher total revenue per bedspace, while certain other developing markets, such as most Latin American countries, typically earn lower total revenue per bedspace. Therefore, if the market mix shifts toward lower total revenue per bedspace markets, it may adversely impact the portfolio’s total revenue per bedspace.

U.S. Securities and Exchange Commission

September 28, 2022

•

Seasonal factors (e.g., weather patterns, local attractions, and events or holidays) combined with property location and type can result in period-to-period variances in a particular property’s total revenue per bedspace. Based on historical results, Selina generally expects its total revenue per bedspace to be lower on a constant portfolio basis in the second and third quarters of each year due to seasonal factors such as weather and holidays and the current geographic mix of its portfolio. The effect of seasonality will vary as Selina’s market mix continues to evolve.

For FY 2021, Selina achieved total revenue per bedspace of $4,433, compared to $2,146 for FY 2020, representing a 106.6% increase primarily driven by the 68.3% increase in occupancy year-over-year which reflected greater customer demand and a shift in Selina’s portfolio composition toward developed markets.

U.S. Securities and Exchange Commission

September 28, 2022

Annex B

EBITDA and ~~,~~ Adjusted EBITDA~~, and Unit-Level Operating Profit / (Loss)~~

In addition to Selina’s results determined in accordance with IFRS, Selina believes that EBITDA and~~,~~ Adjusted EBITDA ~~, and Unit-Level Operating Profit/(Loss)~~ provide useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of Selina’s core operating performance or results of operations. Selina believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Selina’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Selina’s management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

EBITDA and~~,~~ Adjusted EBITDA ~~, and Unit-Level Operating Profit / (Loss)~~ are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as IFRS Net Loss. Among other limitations of EBITDA, Adjusted EBITDA ~~, and Unit-Level Operating Profit/(Loss),~~ these non-IFRS financial measures do not reflect the impact of working capital requirements or capital expenditures and other companies in Selina’s industry may calculate these measures differently, or use a different accounting standard such as US GAAP, which limits its usefulness as a comparative measure.

EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization.

Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related ~~while adding back as a cost the annual rent payments on leases which have been capitalized under IFRS~~.

~~Unit-level Operating Profit / (Loss) is defined as “Adjusted EBITDA” excluding (i) impact of corporate overhead costs, (ii) pre-opening and cost of non-operated spaces (operating costs incurred prior to opening a new location as well as costs associated with physical space within opened locations where that space is not operational), and (iii) profit or loss from non-Selina branded operations, primarily Remote Year, which is run as a separate segment from the hotel operations. Management uses Unit-level Operating Profit / (Loss) to assess the profitability of, and as a cash flow proxy for, Selina’s hotel operations at locations.~~

~~Selina’s management believes that the costs excluded as part of Selina’s non-IFRS measures described above, particularly Adjusted Unit-Level Operating Profit / (Loss), are typically non-core operational costs and are not truly reflective of an asset portfolio’s profitability. Pre-opening costs are incurred prior to the opening of a location, and for spaces which are not operational and yet able to generate revenue. These costs are therefore excluded so to allow Selina’s management to measure a unit’s ability to generate profits from its opening date and for all operational, revenue generating spaces. Historically, pre-opening costs have been a significant cost to Selina’s operations, as a unit incurs costs prior to its opening, such as marketing, and may contain non- operational spaces for a brief period.~~

The table below presents a reconciliation of IFRS net loss, which is the most directly comparable IFRS equivalent, to EBITDA and~~,~~ Adjusted EBITDA~~, and Unit-Level Operating Profit / (Loss)~~ for the periods presented.

U.S. Securities and Exchange Commission

September 28, 2022

	Year Ended December 31,
	2021			2020
	(in millions)
IFRS Net loss		$(185.7)			$(139.3)
Add (deduct):
Income taxes		$2.8			$2.3
Interest expense, net		102.8			54.7
Depreciation and amortization		31.2			21.6
EBITDA		$(48.8)			$(60.8)
Non-operational income, net		(1.1)			(5.1)
Impairments		11.2			19.7
Stock-based compensation expense		6.2			2.4
Non-recurring public company readiness costs		3.3			—
Provision for tax risks (non-income tax related) .		3.5			—
Adjusted EBITDA ~~Rent payments~~ 		$(25.7 ~~(24.8~~	) )		$(43.8 ~~(15.9~~	) )
~~Adjusted EBITDA~~ 	~~$~~	~~(50.5~~	)	~~$~~	~~(59.6~~	)
~~Corporate overhead costs~~		~~30.3~~		~~$~~	~~37.3~~
~~Pre-opening and cost of non-operated spaces~~ 		~~3.1~~		~~$~~	~~2.0~~
~~Loss from non-Selina branded operations~~ 		~~2.0~~			~~—~~
~~Unit-Level Operating Profit / (Loss)~~ 	~~$~~	~~(15.0~~	)	~~$~~	~~(20.3~~	)